Exhibit 99.3
Translated from French
FLAMEL TECHNOLOGIES
A Société Anonyme with a stated capital of 2 925 755 euros
Registered office:
Parc Club du Moulin à Vent
33 avenue du Docteur Georges Lévy
69693 VENISSIEUX – France
379 001 530 RCS Lyon
MANAGEMENT REPORT BY THE BOARD OF DIRECTORS
TO THE ORDINARY SHAREHOLDERS MEETING
HELD ON 15 MAY 2007
To the Shareholders
Pursuant to French law and the Company’s Articles of Incorporation, the Board of Directors has called an Ordinary SHAREHOLDERS’ MEETING to present to you the report concerning the Company’s situation and business during the financial year ending on 31 December 2006 (the “Financial Year”) and to submit the annual financial statements concerning the said Financial Year for your approval.
In addition, we propose to you that you renew the terms of the directors for the coming year.
At the said Ordinary SHAREHOLDERS MEETING, you will hear a reading of the reports by the auditor.
The said reports, the management report, the annual financial statements as well as all documents relating thereto were made available to you at the registered office under the legal and regulatory conditions.
The annual financial statements presented to you have been established in accordance with the French accounting laws, principles and methods.
You will kindly note that the accounting methods used in established the said annual financial statements are the same as the ones used for the previous financial years.
I. The Company’s activity
The financial year ending on 31/12/2006 represents a key year for FLAMEL, more particularly marked by the marketing authorization granted by the FDA for the CoregCR product, developed in partnership with GlaxoSmithKline (“GSK”), and which will be marketed by GSK before the end of the first quarter of 2007.
Finalization of this project required construction of a new production unit at our Pessac site, making it possible to start manufacture of the commercial batches in 2006. Our Pessac site was successfully audited and approved by the FDA.

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This project marks a noteworthy and very positive advance for our company, which is going to be able to base its development, both in terms of research and development and in terms of “business development”, on this success.
To deal with the forecasts for increased production at the site, Flamel has started work on extending its “Micropump® pilot”. GlaxoSmithKline has committed itself to financing the project to the extent of 5.5 million euros, in exchange for exclusive use of the pilot after completion of the work for a period of three years.
Moreover, the company continued to develop its two technological platforms, Micropump® and Medusa®, throughout the year 2006, particularly with the development of a single polymer for Medusa® and its application to the Basulin® project.
II. Results of the financial year activity
The following results have been established in accordance with the French accounting standards.
1. Operating profit
The operating revenues for the 2006 financial year come to 20.6 million euros, compared with 17.5 million euros in 2005. The 2006 revenues include 1.6 million euros in sales of products, 16.4 million euros in revenue from licenses and research, and 0.5 million euros in royalties.
The salaries and social charges, representing 39% of the operating charges, rose by 21.8 in 2006 to 17.7 million euros, compared with 14.5 million euros in 2005. This increase is mainly due to the increase in the number of employees, particularly in connection with development of the production activity in Pessac for GSK and the CoregCR project (302 employees on 31/12/2006 against 254 employees on 31/12/2005).
The operating charges are down by comparison with 2005 following the decline of the expenditures relating to the clinical studies following the complete review of the research projects during the financial year. This reduction of expenditures was partly offset by the increased payroll charges resulting from a marked staff increase, at the Pessac site, for production of CoregCR.
The financial net income, standing at 1.2 million euros in 2006, comes mainly from financial revenue generated by investing our available cash.
The loss before taxes and extraordinary earnings in 2006 came to 22.5 million euros, compared with a loss of 27.8 million euros in 2005.
In view of an extraordinary profit of 3.5 million euros and of a research tax credit amounting to 1.7 million euros, the net loss for the financial year comes to 17,259,532 euros, compared with a net loss of 20,705,494 euros for the previous financial year.

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2. Balance sheet
     Assets
Total assets come to 90.7 million euros, including 21.7 million euros in fixed assets and 68 million euros in current assets.
Accounts receivable at the end of the financial year stood at 4.2 million euros.
The short-term investment securities come to 47 million euros at the end of 2006, including investment funds invested on the money market and time deposits, to be compared with 70.1 million euros at end-2005.
     Liabilities
The net worth, taking the 2006 losses into account, comes to 72.5 million euros.
The rest of the liabilities come to 18.2 million euros, including 7.2 million euros in accounts payable, 2.1 million euros in repayable advances from the French administration, and 4.7 million euros in social and taxation liabilities.
3. Investments made
The physical investments made during the financial year come to 13.3 million euros, and went mainly into research and development activities and development in Pessac of a production unit for GSK’s COREG project.
4. Financing
The Company did not make any external financing transactions during the 2006 financial year.
No important events having a material effect on the annual financial statements for 2006 occurred between 1 January 2007 and the date of the present management report.
Nevertheless, we remind you that your Board of Directors recorded the capital increase following exercise of 257 000 options and the subscription to 27,000 equity warrants for an amount of 34,636,64 €, increasing the share capital to 2,925,755 €.
The financial statements is subject to approval by the SHAREHOLDERS MEETING. (first resolution)
III. Progress Made – Difficulties Encountered
The company made considerable progress in 2006, and the most important points were as follows:
•	The registration of CoregCR, and the audit and approval of our Pessac site by the FDA.

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•	FLAMEL modified its strategy in connection with its Medusa® platform along the lines of simplification and rationalization with development of a single polymer applicable to all current and future developments.

•	Several feasibility studies in connection with both Micropump® and Medusa® were launched with various partners, which could wind up in some new partnerships in the future.

•	The development of our polymer technologies for application to Medusa®
IV. Appropriation of the Earnings
The financial statements presented to you show that the net income for the financial year is a loss of 17,259,532 euros.
We propose to you to appropriate this entire loss of 17,0259,532 to the retained earnings account, which, following that appropriation, will amount to 74,505,317 euros (second resolution).
V. Purchases of its own shares made by the Company
None.
VI. Dividends paid for the last three financial year and the corresponding Tax Credit
We inform you, pursuant to Article 243 bis of the General Taxation Code, that no dividends were distributed during the last three financial years.
VII. Non deductible charges
During the financial year the company recorded 17,145 euros in excess depreciation that is not tax-deductible.
In the 2006 financial year the company also incurred 424,653 euros in Directors attendance fees that are not tax deductible.
VIII. Important events occurring between the end of the financial year and the date of the present report
In December 2006, Flamel filed suit against Mr Gérard SOULA, its previous President and Chief Executive Officer, who was served with a writ in 2007.
We believe that Flamel has a very good chance of winning its case in connection with this dispute, and if that does not occur, we do not think that the consequences would have a significant impact on the company.
We also inform you that the CoregCR product was officially launched at the end of the first quarter of 2007.

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IX. Anticipated developments for the Company — Prospects
The Board of Directors anticipates the following developments in 2007:
-	the anticipated continuation and development of collaboration with GlaxoSmithKline following the launch of the CoregCR product.

-	the anticipated continuation of use of the Micropump® and Medusa® technologies with other products, particularly within the framework of feasibility studies with pharmaceutical companies, as well as in internally-financed projects.

-	the creation of new research and development partnerships in order to facilitate the marketing of various projects.

-	A continuation of innovative scientific research in connection with possible extensions of the existing technological platforms.
The anticipated revenue and the present cash position will enable the company to finance its activity and its development in 2007.
X. The Company’s research and development activities
Micropump®
A shift to commercial activity during the 2006 financial year on the basis of the research and development activities carried out in partnership with GSK since conclusion of the licensing contract in 2003.
Continuation of the formulation of our Trigger Lock technology, which makes it possible to reduce or eliminate misuse of opioids.
Medusa®
The work done on Basulin enabled Flamel to improve its formulation, and a phase I study should be scheduled for 2007.
The 2006 financial year brought the finalization and the public presentation of the phase I and II studies of Interferon alpha XL.
The 2006 financial year also saw finalization and the public presentation, at the ASCO conference in June, of the phase I and II studies of Interleukin 2 XL.
XI. Table of earnings for the last five financial years
Pursuant to Article 148 of Rule No. 67-236 of 23 March 1967, you will find attached the table summarizing the company’s earnings in each of the last five financial years.
(Cf. Appendix 1)
XII. Employees
As of 31 December 2006, there were 302 employees.

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XIII. Capital
As of 31 December 2006, the company’s capital stood at 2,925,755 euros, consisting of 23,990,590 shares. Some 99.42% of share the capital is listed on the Nasdaq in the form of ADS, through the Bank of New York.
XIV. Conventions mentioned in Articles L 225-38 et seq. of the Code of Commerce
Please note that the auditor has drawn up a special report, submitted to you, indicating that certain conventions mentioned in Articles L.225-38 et seq. of the Code of Commerce were concluded or renewed during the last financial year.
We ask you to approve and/or ratify, as the case may be, any convention mentioned in Articles L.225-38 et seq. of the Code of Commerce that have been concluded or renewed during the financial year, and which might appear in the auditor’s report. (tenth resolution)
XV. Management of the Company and his board
The duration of the term as a company director of Messrs Elie Vannier, Cor Boonstra, Frédéric Lemoine, Lodewijk J. R. de Vink, John L. Vogelstein and Stephen H. Willard expire at the end of the Ordinary SHAREHOLDERS’ MEETING to which you are invited, so we propose to you to renew their terms for a duration of one (1) year, namely until the Ordinary SHAREHOLDERS’ MEETING to be held to approve the financial statements for the financial year ending on 31 December 2007. (third, fourth, fifth, sixth, seventh and eight resolutions)
XVI. Determination of the directors’ attendance fees
In view of the directors’ participation, the level of their responsibilities and the company’s strong financial position, we propose to you that the amount of four hundred thousand (400,000) euros be assigned to the Board of Directors as annual attendance fees, the distribution and breakdown thereof to be decided by the Board of Directors. (ninth resolution)
We also propose that the directors be allowed to acquire, at the market price, a maximum of one hundred and fifty thousand (150,000) autonomous stock warrants (BSA). (thirteenth resolution)
XVII. Total compensation and fringe benefits of all kinds paid to each of the authorized agents by the company and its subsidiaries during the past financial year
For the year 2006, Mr Elie Vannier, Chairman of the Board of Directors, received 70,000 euros in attendance fees and 25,000 autonomous stock warrants (BSA).
For the year 2006, Mr Stephen H Willard, Managing Director, received total compensation of 592,929 euros, including 546,895 euros paid by Flamel Technologies Inc as his salary and 46,034 euros in fringe benefits. He also received 100,000 stock options.

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XVIII. Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents
1.	Mr Elie Vannier, President (Chairman)

Mr Vannier is also a director and Chairman of the Promod SA compensation committee as well as Managing Director of Grandvision SA and director or Vice President of several GrandVision SA subsidiaries.

2.	Mr Stephen H. Willard, Chief Executive Officer

Mr Willard is also Chief Executive Officer of Flamel Technologies Inc and a Director, and non executive Vice Chairman, of ETRADE Financial, Corp.

3.	Mr Cor Boonstra, director

Mr Boonstra is also a director of Hunter Douglas, Koop Holding and Breckenborg Holding.

4.	Mr Frédéric Lemoine, director

Mr Frédéric Lemoine is also Chairman of the Supervisory Board of Areva, a director and Chairman of the audit committee of Groupama SA, a member of the Supervisory Board of Générale de Santé and Manager of Lemoine Conseil et Entreprises (LCE) SARL.

5.	Mr John L. Vogelstein, director

Mr John L. Vogelstein is also a “Senior Advisor” and Vice President of Warburg Pincus LLC, a director de Mattel Inc, and a director of Journal Register Co.

6.	Mr Lodewijk J. R. de Vink, director

Mr Lodewijk J. R. de Vink is also a director and a member of the audit, compensation and corporate governance committee of Alcon, a director and a member of the compensation committee of Roche, a director and a member of the European Board of Rothschild and a director and member of Sotheby’s international advisory committee.
XIX. Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control
Our company now holds 100% of its Flamel Technologies Inc. subsidiary.
XX. Employee shareholding, directly or by way of a company investment fund or savings plan
As of 31 December 2006, the employees directly possessed 25,895 shares of the company, making 0.11% of the capital.
We remind you that on 12/12/2006, your Board of Directors decided to allocate 106,000 free shares to the company’s employees, on the basis of a delegation of power that you granted on 24/10/2005. The conditions for allocating the said free shares provide for an acquisition duration of two years, at the end of which the employees will actually be the owners of the Flamel shares awarded to them subject to the existence of their employment contract on that

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date. The allocated shares will then have to be kept for a new period of two years, following which they may be disposed of freely.
We propose to you to grant us a new delegation of power for purposes of implementing a new plan for allocation of free shares as well as a new stock option plan. You will find details concerning the plans in that report issued in that connection. (eleventh and twelfth resolutions)
The Board invites you after reading the reports by the auditor, to discuss these matters and vote on the resolutions submitted to you.
The Board of Directors

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APPENDIX 1

	12/2002	12/2003	12/2004	12/2005	12/2006
a) Capital social	1 975 44.34	2 608 783.07	2 652 688.41	2 891 118.68	2 925 755.11
b) Nombre des actions ordinaires existantes	16 197 590	21 391 590	21 751 590	23 706 590	23 990 590
c) Nombre des actions à dividende prioritaire existantes
d) Nombre maximal d’actions futures à créer
- par conversion d’obligations
- par exercice de droits de souscription	2 535 000	4 415 000	4 758 500	3 465 000	4 013 250

CAPITAL EN FIN D’EXERCICE

a) Chiffre d’affaires hors-taxes	19 503 640.86	37 680 303.02	27 197 059.79	17 454 801.51	18 688 260.16
b) Résultat avant impot, participation des salariés, amortissements et provisions	4 070 438.96	13 826 400.73	-6 845 679.55	-17 533 232.12	-17 441 621.37
c) Impots sur les bénéfices	-585 075.87	-144 583.00	-3 444 473.62	-3 371 868.76	-1 687 151.21
d) Participation des salariés due au titre de l’exercice
e) Résultat après impot, participation des salariés, amortissements et provisions
f) Montant des bénéfices distribués	3 429 405.22	12 800 853.77	-6 365 947.95	-20 705 494.41	-17 259 531.76

OPERATIONS ET RESULTATS DE L’EXERCICE

a) Résultat après impot et participation des salariés mais avant amortissements et provisions	0.29	0.67	-0.16	-0.60	-0.66
b) Résultat après impôt, participation des salariés, amortissements et provisions	0.21	0.60	-0.29	-0.87	-0.72
c) Dividende attribué à chaque action

RESULTATS PAR ACTION

a) Effectif moyen des salariés pendant l’exercice	139	166	221	154	302
b) Montant de la masse salariale	5 441 633.23	6 449 859.79	8 202 298.68	10 168 449.22	11 368 518.68
c) Montant des sommes versées au titre des avantages sociaux (sécurité sociale, oeuvres sociales, etc...)	2 323 893.56	2 872 888.98	3 636 093.62	4 360 234.12	6 321 735.63

PERSONNEL

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APPENDIX 2
REPORT CONCERNING DELEGATIONS MADE TO THE BOARD

AUTHORIZATION GRANTED BY AN EXTRAORDINARY
SHAREHOLDERS MEETING TO THE BOARD		IMPLEMENTATION BY THE BOARD
				Capital		Board
Date	Nature	Date	Nature	increase		approval
10 May 1996	“Plan 96” stock options 1,000,000 securities Capital increase of €121,959	November 2006	20,000 options exercised		€2,439	28 March 2007

20 November 2000	“Plan 2000” stock options 1,000,000 securities Capital increase of €121.959	January 2006 February 2006 April 2006 June 2006 September 2006 October 2006 November 2006 December 2006	5,000 options exercised 10,000 options exercised 25,000 options exercised 2,500 options exercised 2,500 options exercised 45,000 options exercised 22,000 options exercised 10,000 options exercised	€ € € € € € € €	610 1,220 3,049 305 305 5,488 2,683 1,220	28 March 2007 28 March 2007 28 March 2007 28 March 2007 28 March 2007 28 March 2007 28 March 2007 28 March 2007

19 December 2001	“Plan 2001” stock options 750,000 securities Capital increase of €91.469	February 2006 March 2006 November 2006 December 2006	35,000 options exercised 10,000 options exercised 30,000 options exercised 20,000 options exercised	€ € € €	4,269 1,220 3,659 2,439	28 March 2007 28 March 2007 28 March 2007 28 March 2007

18 February 2003	“Plan 2003” stock options 1,000,000 securities Capital increase of €121.959	March 2006 October 2007	5,000 options exercised 5,000 options exercised	€ €	610 610	28 March 2007 28 March 2007

7 November 2003	“Plan 2004” stock options 1,000,000 securities Capital increase of €121.960	February 2006	10,000 options exercised		€1,220	28 March 2007

4 March 2005	Issue of 40 000 warrants Capital increase of €4.878	June 2006 December 2006	2,000 warrants exercised 5,000 warrants exercised	€ €	244 610	28 March 2007 28 March 2007

4 March 2005	“Plan 2005 stock options 1.500,000 securities Capital increase of €182.940	—	—		—	—

24 October 2005	Issue of 250,000 warrants Capital increase of €30,490	November 2006	20,000 warrants exercised		€2,439	28 March 2007

24 October 2005	200,000 free shares Capital increase of €24,392	—	—		—	—

12 June 2006	Issue of 150,000 warrants. Capital increase of €18,294	—	—		—	—